U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                       HEALTH MANAGEMENT ASSOCIATES, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                             CTW INVESTMENT GROUP


April 24, 2012

Vote No on Audit Committee Chairman Kent P. Dauten

Dear Health Management Associates, Inc. Shareholder:

We urge shareholders to Vote No on the reelection of Audit Committee Chairman Kent Dauten at the Company's May 22, 2012 annual meeting. As Chairman of the Committee charged with "oversight ... of the Company's compliance with legal and regulatory requirements" and empowered "to conduct or authorize investigations into any matter within the Committee's scope of responsibilities,"/1/ Mr. Dauten bears principal responsibility for the Audit Committee and the Board's failure to respond adequately to repeated indications of serious compliance risks in the Company's admissions practices and relationships with physicians. This failure ultimately resulted in the Company being served with two federal subpoenas in mid-2011, the disclosure of which on August 3, 2011 led to a 9% one-day drop in the share price, from which the Company's share's have not sustainably recovered./2/

These repeated indications include:

  - A majority of the Company's hospitals had emergency admissions rates, adjusted for acuity and geography, above the 80th percentile nationally in Federal Fiscal Year 2009./3/
  - An internal report written in August 2010 by a 30-year FBI veteran and corporate Compliance Director alleged that four hospitals were defrauding Medicare./4/
  - Three whistleblower suits filed by former physicians and by a former hospital CEO alleging improper payments to physicians and improper emergency admissions practices./5/

Our analysis of publicly available admissions data and the Company's compliance practices can be found in our letters to Mr. Dauten and the Board, as well as their responses, which are posted on our website.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds invest over $200 billion in the public equity markets, and are substantial HMA shareholders. We further detail our concerns below.

SUBPOENAS POINT TO KEY ELEMENTS OF COMPANY STRATEGY

The two subpoenas received by the Company in mid-2011 indicate that the Department of Health and Human Services Office of the Inspector General (OIG) is investigating possible legal and regulatory violations by the Company with respect to emergency room admissions practices and physician recruitment, retention, and joint venture agreements with physicians. In addition to presenting a clear risk

__________

/1/ HMA Audit Committee Charter
/2/ Closing prices for HMA reported on Google Finance for 8/3/2011: $8.77, 8/4/2011: $7.97, 4/24/2012: $7.02
/3/ CtW Investment Group letter to HMA dated 4/14/2011, available at http://www.ctwinvestmentgroup.com/index.php?id=154
/4/ CRT Capital Group, Company Note, January 17, 2012.
/5/ US ex re. Kevin Dennis v. Health Management Associates and Lebanon HMA Inc., Case No. 3:09-cv-00484. Complaint. Filed in United States District Court, Middle District of Tennessee. May 27, 2009; David Greene MD v. Health Management Associates, et al. Case No. 2:11-cv00360-JES-DNF. Amended Complaint. Field in United States District Court, Middle District of Florida, Fort Meyers Division. September 8, 2011; United States ex rel. Mastej, No. 2:11-cv-00089. Second Amended Complaint, (M.D. Fla, filed May 10, 2011).

        1900 L Street, NW, Suite 900 Washington, DC 20036  202-721-6060
                            www.ctwnvesmentgroup.com
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of enforcement actions under the False Claims Act and the Anti-Kickback Statue
("Stark Law"), these investigations are targeting two of the three strategic prongs identified by CEO Gary Newsome when he took the reins in 2008: "The ... areas that I focused on as I came in in 2008 was [sic] the emergency room, which is truly the front door to the hospital, physician recruitment and development throughout the organization, where we have had a deficit of performance of recruiting for a number of years."/6/ Clearly, if the CEO and the management team are focused on increasing emergency admissions and improved recruitment of physicians, the board committee vested with responsibility for overseeing regulatory compliance should be vigilant in ensuring that such efforts do not go over the line and attract enforcement actions.

In fact, there have been a number of indications since 2008 that HMA's emergency admissions and physician recruitment practices may have crossed lines established in law and regulation. In our first letter to Mr. Dauten and the HMA board, dated November 16, 2011, we noted that publicly available Medicare data indicates that for Federal Fiscal Year 2009, 80% of its hospitals had emergency department admissions rates above expectations based on geography and acuity, while a majority were above the 80th percentile nationally, a level identified as a potential "red flag" by the 01G. We further noted that a series of whistleblower suits had been filed by former physicians and a hospital CEO since 2009 alleging improper payments to physicians. In our view, these facts should have prompted to Audit Committee to take actions prior to July 2011 in order to ensure that the Company's operations were fully compliant.

Instead, in January we learned that the Audit Committee may had an even earlier and more authoritative warning that its admissions practices violated legal and regulatory standards: starting early in 2010 former Compliance Director Paul Meyer, a 30-year FBI veteran first hired by the Company in 2006, repeatedly warned his superiors that four hospitals he audited were defrauding Medicare through their admissions practices. Mr. Meyer claims to have summarized his findings in an August 2010 report which he further alleges the Company failed to act on appropriately./7/ On January 17 we asked Mr. Dauten and the Board when they learned of Mr. Meyer's allegations and what actions they took upon learning of them, but Mr. Dauten's response did not provide any clarification.

COMPLIANCE OVERHAUL NEEDS TO START AT THE TOP

We are convinced that in order to properly build value for long-term shareholders going forward, the Company much overhaul its compliance function and the Board's role in compliance oversight. For instance, while the Company asserts that it follows the OIG Compliance Program Guidance for Hospitals (CPG), the CPG cautions that "there is some risk to establishing an independent compliance function ... subordinate to the hospital's general counsel, or comptroller or similar hospital financial officer."/8/ At least as recently as 2010, the Company's Annual Compliance Training materials stated that "The Hospital Compliance Officer (HCO) is your CF0."/9/ We believe that a truly independent compliance program from the hospital level up is a necessary precondition for the sustainable development of value for shareholders.

__________

/6/ HMA at UBS Global Healthcare Services Conference, February 8, 2010 p.1.
/7/ CRT Capital, Ibid.
/8/ Federal Register vol. 63, #35, February 23, 1998.
/9/ HMA Annual Compliance Training 2009, pg. 30.
_______________________________________________________________________________

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

Moreover, the Audit Committee's failure to respond adequately to repeated indications of significant compliance risks follows a significant failure in overseeing financial reporting in 2007 and 2008, which resulted in a series of substantial write-downs related to the Company's provisioning for bad debt./10/ Mr. Dauten was the Chairman of the Audit Committee at that time, and we recommended then that shareholders withhold support from the only Audit Committee member up for election (under the Company's then-classified Board). We believe the time has come for Mr. Dauten, who first joined the Company's board in 1981, to be replaced by a new independent director with a strong background in regulatory compliance and enforcement.

For further information, please visit our website or contact CtW Investment Group at (202) 721-6060.

Sincerely,



Richard W. Clayton III
Research Director, CtW Investment Group

__________

/10/ See CtW Investment Group Letter to HMA Shareholders, April 11, 2008, available at http://www ctwinvestmentgroup.com/index php?id=154

_______________________________________________________________________________

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.
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